EXHIBIT II
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DESCARTES



        DESCARTES ANNOUNCES FULL REPAYMENT OF ALL CONVERTIBLE DEBENTURES

WATERLOO, ONTARIO, JUNE 30, 2005 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a leading provider of on-demand technology and services that help distribution- and logistics-sensitive organizations deliver, today announced that it has fully repaid all of its 5.5% convertible unsecured subordinated debentures, which matured at the close of business today. At maturity there was $26,995,000 aggregate principal amount of outstanding convertible debentures and $742,362.50 of unpaid interest accrued on these debentures. Descartes fully repaid all of the outstanding convertible debentures with a payment of $27,737,362.50 from its cash reserves. Descartes previously announced on May 25, 2005 that its cash, cash equivalents and marketable securities as at April 30, 2005, were $53.1 million.


ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a leading provider of on-demand technology and services that help distribution- and logistics-sensitive organizations deliver. By enabling companies to efficiently and effectively manage the delivery of goods, Descartes' products and services help reduce costs, save time and enhance customer satisfaction. Descartes delivers trading partner connectivity and document exchange, rate management, route planning, wireless dispatch, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. These solutions help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes' products and services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

All currency amounts referenced in this release are in United States dollars. All registered and unregistered trademarks mentioned in this release are the property of their respective owners.


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This release may contain forward-looking statements that relate to Descartes'
financial condition, liquidity and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the factors discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission, and other securities commissions across Canada.

CONTACT INFORMATION:
The Descartes Systems Group Inc.
Mavi Silveira
(305) 858-6333
pr@descartes.com